Management Report

LLC Financials (before conversion)
For the period ended August 2, 2022



Prepared by

Rodgers & Associates LLC

Prepared on

February 6, 2023

Table of Contents

LLC - Balance Sheet @ 8/2/22 3

LLC - Profit & Loss to 8/2/22 5

LLC - Profit and Loss - Monthly 7

LLC - Statement of Cash Flows 9

LLC - Balance Sheet @ 8/2/22

As of August 2, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
PayPal Merchant Account	76.47
WFB Business Checking℠ (9207)	53,239.09
Total Bank Accounts	**53,315.56**
Other Current Assets	
Due From Officer - JD	10.00
Inventory On Hand	2,186.00
Prepaid Legal	1,670.00
Shopify Receivables	(1,894.95)
Total Other Current Assets	**1,971.05**
Total Current Assets	**55,286.61**
Fixed Assets	
Computer Hardware	2,650.00
Total Fixed Assets	**2,650.00**
Other Assets	
Patent	830.00
Total Other Assets	**830.00**
TOTAL ASSETS	**$58,766.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
WFB Visa (3549)	548.10
Total Credit Cards	**548.10**
Other Current Liabilities	
N/P - Mary Crotty (related party) CP	100,000.00
Sales Tax Payable	1.36
Total Other Current Liabilities	**100,001.36**
Total Current Liabilities	**100,549.46**
Long-Term Liabilities	
N/P - Mary Crotty (related party)	75,000.00
Total Long-Term Liabilities	**75,000.00**
Total Liabilities	**175,549.46**
Equity	
Partners' Capital	
Jeanine Davison - sole member	
Contributions - JD	43,878.18
Distributions - JD	(91,326.13)
Total Jeanine Davison - sole member	**(47,447.95)**

	Total
Total Partners' Capital	**(47,447.95)**
Retained Earnings	(39,220.66)
Net Income	(30,114.24)
Total Equity	**(116,782.85)**
TOTAL LIABILITIES AND EQUITY	**$58,766.61**

LLC - Profit & Loss to 8/2/22

January 1 - August 2, 2022

	Total
INCOME	
Product Sales Income	5.00
Shopify Sales Income	2,387.98
Total Income	**2,392.98**
COST OF GOODS SOLD	
Material Purchases	704.56
Product Fulfillment	2,034.85
Production Costs	5,780.00
Shrinkage of Inventory	1,631.00
Total Cost of Goods Sold	**10,150.41**
GROSS PROFIT	**(7,757.43)**
EXPENSES	
*SELLING COSTS	
Freight OUT	155.58
Packaging Supplies	415.25
Shopify Platform Costs	
Shopify Merchant Fees	62.66
Shopify Shipping Charge	1,630.41
Shopify Subscription Costs	203.00
Total Shopify Platform Costs	**1,896.07**
Total *SELLING COSTS	**2,466.90**
MARKETING COSTS	
Advertising & Promotional	112.00
Product Samples	3,654.00
Sponsorship	1,904.70
Total MARKETING COSTS	**5,670.70**
OPERATING COSTS	
Bank Service Charges	0.05
Business Licenses & Fees	105.00
Dues & Subscriptions	474.00
Meals - Business related	206.29
Meals - Clients	258.90
Meals - Traveling	472.00
Office Expenses	109.00
Office Supplies	144.03
Rent Expense	
Rent - Safe Deposit Box	140.00
Rent - Storage Unit	1,557.00
Total Rent Expense	**1,697.00**
Research & Development	669.00
Sales Tax Expense	13.36
Software & Apps	573.42

	Total
Telecommunications	980.00
Travel	7,747.78
Total OPERATING COSTS	**13,449.83**
Total Expenses	**21,587.43**
NET OPERATING INCOME	(29,344.86)
OTHER INCOME	
Credit card rewards	30.62
Total Other Income	**30.62**
OTHER EXPENSES	
Income Taxes - State	800.00
Total Other Expenses	**800.00**
NET OTHER INCOME	(769.38)
NET INCOME	$ (30,114.24)

LLC - Profit and Loss - Monthly

January 1 - August 2, 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 1-2, 2022	Total
INCOME									
Product Sales Income	5.00								5.00
Shopify Sales Income	1,337.08	363.82	366.10	134.42	72.67	121.34	(7.45)		2,387.98
Total Income	**1,342.08**	**363.82**	**366.10**	**134.42**	**72.67**	**121.34**	**(7.45)**	**0.00**	**2,392.98**
COST OF GOODS SOLD									
Material Purchases	25.85			638.71			40.00		704.56
Product Fulfillment	897.35	371.75	266.40	277.05	70.60	156.55	(4.85)		2,034.85
Production Costs							5,780.00		5,780.00
Shrinkage of Inventory	861.00	245.00	197.00	150.00	18.00	138.00	22.00		1,631.00
Total Cost of Goods Sold	**1,784.20**	**616.75**	**463.40**	**1,065.76**	**88.60**	**294.55**	**5,837.15**	**0.00**	**10,150.41**
GROSS PROFIT	**(442.12)**	**(252.93)**	**(97.30)**	**(931.34)**	**(15.93)**	**(173.21)**	**(5,844.60)**	**0.00**	**(7,757.43)**
EXPENSES									
*SELLING COSTS									0.00
Freight OUT			132.54			23.04			155.58
Packaging Supplies	22.93		175.46		52.22	164.64			415.25
Shopify Platform Costs									0.00
Shopify Merchant Fees	30.67	12.17	11.00	2.72	3.18	1.48	1.44		62.66
Shopify Shipping Charge	296.64	190.32	838.03	60.89	130.27	57.21	57.05		1,630.41
Shopify Subscription Costs	29.00	29.00	29.00	29.00	29.00	29.00	29.00		203.00
Total Shopify Platform Costs	**356.31**	**231.49**	**878.03**	**92.61**	**162.45**	**87.69**	**87.49**		**1,896.07**
Total *SELLING COSTS	**379.24**	**231.49**	**1,186.03**	**92.61**	**214.67**	**275.37**	**87.49**		**2,466.90**
MARKETING COSTS									0.00
Advertising & Promotional				112.00					112.00
Product Samples	691.00	658.00	579.00	1,024.00	275.00	312.00	115.00		3,654.00
Sponsorship				780.00	1,124.70				1,904.70
Total MARKETING COSTS	**691.00**	**658.00**	**579.00**	**1,916.00**	**1,399.70**	**312.00**	**115.00**		**5,670.70**
OPERATING COSTS									0.00
Bank Service Charges	0.05								0.05
Business Licenses & Fees					105.00				105.00
Dues & Subscriptions			20.00	419.00	35.00				474.00
Meals - Business related				178.27	28.02				206.29
Meals - Clients							258.90		258.90
Meals - Traveling				472.00					472.00
Office Expenses	45.00	29.55	34.45						109.00
Office Supplies		19.37			124.66				144.03
Rent Expense									0.00
Rent - Safe Deposit Box	20.00	20.00	20.00	20.00	20.00	20.00	20.00		140.00
Rent - Storage Unit	190.50	190.50	190.50	190.50	190.50	190.50	207.00	207.00	1,557.00
Total Rent Expense	**210.50**	**210.50**	**210.50**	**210.50**	**210.50**	**210.50**	**227.00**	**207.00**	**1,697.00**
Research & Development			144.00	525.00					669.00
Sales Tax Expense	2.39	0.00	2.51	(0.77)	4.63	4.60	0.00		13.36
Software & Apps	15.49	170.48	15.49	167.99	67.99	67.99	67.99		573.42
Telecommunications	140.00	140.00	140.00	140.00	140.00	140.00	140.00		980.00
Travel	29.40	54.21	3,544.71	494.13	1,400.69	2,103.90	120.74		7,747.78
Total OPERATING COSTS	**442.83**	**624.11**	**4,111.66**	**2,606.12**	**2,116.49**	**2,526.99**	**814.63**	**207.00**	**13,449.83**

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 1-2, 2022	Total
Total Expenses	1,513.07	1,513.60	5,876.69	4,614.73	3,730.86	3,114.36	1,017.12	207.00	21,587.43
NET OPERATING INCOME	(1,955.19)	(1,766.53)	(5,973.99)	(5,546.07)	(3,746.79)	(3,287.57)	(6,861.72)	(207.00)	(29,344.86)
OTHER INCOME									
Credit card rewards	30.62								30.62
Total Other Income	30.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30.62
OTHER EXPENSES									
Income Taxes - State							800.00		800.00
Total Other Expenses	0.00	0.00	0.00	0.00	0.00	0.00	800.00	0.00	800.00
NET OTHER INCOME	30.62	0.00	0.00	0.00	0.00	0.00	(800.00)	0.00	(769.38)
NET INCOME	$ (1,924.57)	$ (1,766.53)	$ (5,973.99)	$ (5,546.07)	$ (3,746.79)	$ (3,287.57)	$ (7,661.72)	$ (207.00)	$ (30,114.24)

LLC - Statement of Cash Flows

January 1 - August 2, 2022

	Total
OPERATING ACTIVITIES	
Net Income	(30,114.24)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due From Officer - JD	(10.00)
Inventory On Hand	5,285.00
Prepaid Legal	830.00
Prepaid Rent	1,143.00
Shopify Receivables	1,894.95
WFB Visa (3549)	497.07
N/P - Mary Crotty (related party) CP	25,000.00
Sales Tax Payable	1.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**34,641.38**
Net cash provided by operating activities	**4,527.14**
INVESTING ACTIVITIES	
Computer Hardware	(2,650.00)
Patent	(830.00)
Net cash provided by investing activities	**(3,480.00)**
FINANCING ACTIVITIES	
N/P - Mary Crotty (related party)	75,000.00
Partners' Capital:Jeanine Davison - sole member:Contributions - JD	10,448.71
Partners' Capital:Jeanine Davison - sole member:Distributions - JD	(58,756.26)
Net cash provided by financing activities	**26,692.45**
NET CASH INCREASE FOR PERIOD	**27,739.59**
Cash at beginning of period	25,575.97
CASH AT END OF PERIOD	**$53,315.56**


Amai LLC
Statement of Changes in Equity


Accounts	2022 Amount ($)
Beginning Equity	(39,220.66)
Owner Contributions	43,878.18
Owner Distributions	(91,326.13)
Net Income (Loss)	(30,114.24)
Total Equity	(116,782.85)

Amai LLC
Notes to the Financial Statements
For the fiscal year ended August 2, 2022
$USD

1. ORGANIZATION AND PURPOSE

Amai LLC (the "Company") is a company organized on March 27, 2019 under the laws of California.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.